

Mail Stop 3561

June 7, 2007

Mr. Timothy E. Kullman
Chief Financial Officer
Dick's Sporting Goods, Inc.
300 Industry Drive
RIDC Park West
Pittsburgh, Pennsylvania 15275

> **Re: Dick's Sporting Goods, Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 5, 2007**
> **File No. 1-31463**

Dear Mr. Kullman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed June 5, 2007</u>

1.   Please tell us in detail how you account for construction allowances and recoverable costs from developed properties and related capital expenditures. Address your balance sheet, income statement and cash flow accounting policies. Where relevant, please also address both stores where you are not considered the owner during the construction period and stores where you are considered the owner during the construction period and the authoritative literature that supports your present accounting positions. Please also tell how you revised the cash flow

classifications, why your previous classifications were incorrect and why the revised classifications are appropriate. In addition, describe why the restatement had an effect on accounts receivable, deferred construction allowances, capital expenditures, recoverable costs from developed properties and proceeds from sale-leaseback transactions. Taking into account the items above, please consider amending the filing to provide a more detailed description of the facts underlying your conclusion that previously issued financial statements should not be relied upon. Refer to Item 4.02(a)(2) of Form 8-K. Finally, please explain to us the factors you consider in determining whether or not you are the owner of stores during the construction period.

2.   Please explain to us the nature of your sale-leaseback transactions and, with reference to authoritative literature, your related accounting policies. Please address the nature of properties subject to sale leaseback transactions, the nature of the items included in sales-leaseback proceeds, why you are deemed the owner of the properties, why sale treatment is appropriate and how profits and losses are determined and recognized.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

     If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant